Exhibit 99.1

Maris-Tech to Showcase Edge-Based Video Intelligence at Milipol TechX 2026 in Singapore

Enabling real-time, onboard video analytics for mission-critical operations across contested and bandwidth-constrained environments

Rehovot, Israel, April 13, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced its participation in Milipol TechX Summit 2026 (Milipol TechX), taking place on April 28–30, 2026 at the Sands Expo and Convention Centre in Singapore. Maris-Tech will exhibit at Booth L1-R15.

At this year’s event, Maris-Tech will present its latest innovations in real-time video intelligence at the edge, demonstrating how onboard processing is designed to transform raw video into actionable insights.

Modern defense and security operations often require immediate situational awareness without reliance on centralized infrastructure. Maris-Tech addresses this need by enabling intelligence to be generated directly at the source – where data is captured – allowing operators to detect, analyze, and respond in real time.

The Company will highlight three core operational use cases:

Situational Awareness and Terrain Dominance

Maris-Tech’s solutions enable 360° 3D visibility and real-time threat detection, supporting enhanced operational control across complex terrain.

Drone-Based Edge AI for Small UAVs

Designed for size, weight, and power (“SWaP”)-constrained platforms, Maris-Tech’s onboard processing capabilities allow small unmanned aerial systems to perform real-time video analytics, reducing dependency on high-bandwidth communication links.

Intelligence Gathering in Low-Bandwidth and Covert Environments

Maris-Tech enables reliable intelligence collection and analysis in environments where connectivity is limited, disrupted, or intentionally restricted.

“Operational environments today demand immediate access to actionable intelligence, regardless of connectivity conditions,” said Israel Bar, Chief Executive Officer of Maris-Tech. “Our technology is designed to bring intelligence closer to the point of capture, enabling real-time decision-making in the most constrained and demanding scenarios. Participation in Milipol TechX provides an important opportunity to engage with strategic partners and customers focused on next-generation operational capabilities.”

Visitors to Booth L1-R15 will have the opportunity to explore how Maris-Tech’s edge-based design supports real-time processing, adaptive streaming, and efficient data utilization across defense, homeland security, and tactical intelligence applications.

For more information or to schedule a meeting during the event, please visit: https://www.maris-tech.com/

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”, “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits, advantages and capabilities of the Company’s technology and solutions and when stating that participation in Milipol TechX provides an important opportunity to engage with strategic partners and customers focused on next-generation operational capabilities. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com